For release at 0700 hours

22 July 2002

EUROTUNNEL INTERIM RESULTS TO 30 JUNE 2002

Further good progress towards cash break-even

Solid operational performance

- Shuttle Services revenue up 7% to £159 million
- Double digit revenue growth from truck business with higher prices and volumes
- Increase in revenues from car business for the first time since first half of 2000
- Improved reliability and punctuality; asylum seekers no longer affecting business
- Strong growth in cash flow with lower capital expenditure
- Significant improvement in interest cover to 101% before capital expenditure and 89% after capital expenditure

Financing proposals successfully completed on 12 July*

- Net debt reduced by £446 million
- Exceptional profit of £442 million to be recorded in the second half of 2002
- Interest savings of £35 million in 2002, £20 million in 2003, and an estimated £30 million per annum from 2006

(* Figures based on an exchange rate of £1= €1.539. Future reported figures will depend on exchange rates for the relevant period.)

Eurotunnel, operator of the Channel Tunnel, today reported interim results for the first half of 2002.

Richard Shirrefs, Chief Executive, said:

"Our strategy is clearly working. We have achieved solid revenue growth from our shuttle services, controlled our spending, and pulled off an ambitious financial deal despite difficult financial markets.

"Double-digit revenue growth has been achieved in the truck business with a return to more realistic pricing supported by significant improvements in reliability and punctuality. In our car business, we have delivered revenue growth for the first time since the first half of 2000 by effectively targeting the high yield market segments.

"As a result of revenue growth in the core transport business, tight cost control, and lower capital expenditure, Eurotunnel's first half interest cover increased 8 points to 101% before capital expenditure and by 15 points to 89% after capital expenditure.

On 12 July, we successfully completed the financial operations launched in March. These deals have cut our debt and interest charges significantly. This has improved both the quality and term of our financing with no debt now due for repayment prior to 2006."

/...

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Charles Mackay, Chairman, said:

"Eurotunnel has made good progress in the first half, all the more satisfactory since it has been achieved despite a generally difficult economic environment, particularly compared with the first half of 2001.

"Our shuttle services are no longer disrupted by asylum seekers, and the problems experienced by the rail freight train operators are not affecting us financially.

Our improved cash flow in the first half, together with the reduction in interest charges achieved by our recently announced financial transactions, mean that there is now a real chance that we shall achieve our target of cash break-even in 2002, or certainly come very close to it."

Results for the six months to 30 June 2002[1]

£ million	2002	2001 restated[2]	% change 2002/2001	2001 reported
Exchange rate £/€	1.582	1.582		1.637
Shuttle Services	159	148	+7%	146
Railways	108	107	+1%	105
Transport activities	**267**	**255**	+4%	**251**
Non-transport activities	12	15	-17%	14
Operating revenue	**279**	**270**	+3%	**265**
Other income	7	9		9
Total turnover	**286**	**279**	+2%	**274**
Operating costs	(125)	(123)	+1%	(120)
Operating margin	**161**	**156**	+3%	**154**
Depreciation & provisions	(69)	(67)		(67)
Operating profit	**92**	**89**	+3%	**87**
Interest	(168)			(166)
Underlying loss	**(76)**			**(79)**
Exchange (losses) / gains[3]	(24)			12
Exceptional profit	6			6
Net loss	(94)			(61)

[1] The financial operations completed on 12 July 2002 are not included in the interim results.
[2] The figures at 30 June 2001 have been restated at £1=€1.582 to assist comparison with the 2002 figures.
[3] Exchange gains and losses result principally from the revaluation of current accounts between Group companies and have no cash effect.

Revenue from Shuttle Services grew by 7% to £159 million principally due to double-digit revenue growth from the truck shuttle business. Revenue growth was also achieved in the car business for the first time since the first half of 2000. Railways revenue was stable, comprising mainly payments under the Minimum Usage Charge provisions. The core transport business contributed 96% of operating revenues. Most of the remaining 4% of operating revenues came from a variety of non-transport activities, including retail, land development and telecoms.

Operating revenue in the first half of 2002 increased by 3% at constant exchange rates compared with the first half of 2001, and total turnover was up by 2%.

Operating costs increased by 1% in the first half as a result of an increase in insurance and security costs. Operating margin increased by 3% to £161 million. Operating profit was up 3% at £92 million compared with last year (at constant exchange rates).

The underlying loss was reduced to £76 million.

The net result after unrealised exchange losses of £24 million, (compared with an exchange gain of £12 million in the first half of 2001), and an exceptional profit of £6 million, was a loss of £94 million. Exchange gains and losses result principally from the revaluation of current accounts between Group companies and have no cash effect.

Interest cover was 101% before capital expenditure (up 8 points) and 89% after capital expenditure (up 15 points).

Review of activity in the first half of 2002

Eurotunnel Shuttle Services

	2002	2001	% change 2002/2001	Short straits market*
Truck shuttles	611,172 trucks	594,385 trucks	+ 3 %	+ 5 %
Passenger shuttles	1,059,825 cars** 30,189 coaches	1,165,144 cars** 35,987 coaches	- 9 % - 16 %	- 2 % + 2 %

* Folkestone-Dover-Ramsgate/Calais-Zeebrugge-Dunkerque-Ostend
** including motorcycles, cars, cars with trailers, caravans and campervans

Truck Shuttles
Eurotunnel carried 611,172 trucks in the first half of 2002, a 3% increase on the corresponding period in 2001. The price increases implemented in January and higher volumes led to double-digit revenue growth. Short straits market growth in the first half of the year was 5%, up from 3% in the first quarter, demonstrating the underlying strength of this market despite the generally sluggish economy. Eurotunnel's market share fell by one point to 41%.

Due to the extensive security measures implemented by Eurotunnel last year, and an ongoing security effort, asylum seekers are no longer disrupting Eurotunnel truck shuttle services. The costs associated with this additional security at Eurotunnel's Coquelles terminal were around £2 million in the first half. Asylum seeker activity is now focussed on the entirely separate Frethun rail freight yard, owned and operated by SNCF.

Eurotunnel has made significant service improvements in the first half of the year, resulting in greatly improved truck shuttle punctuality.

Passenger Shuttles
For the first time since the first half of 2000, Eurotunnel achieved revenue growth in the car business by effective targeting of the higher yield short break and long stay segments. Eurotunnel carried 1,059,825 cars in the first half of 2002, a 9% decline compared with 2001 mainly due to volume declines in the low yield "express shopper" and day trip segments. Market share for cars was 49% compared with 53% in the corresponding period last year. Passenger shuttle punctuality improved during the period.

Eurotunnel carried 30,189 coaches in the first half, a 16% fall on the corresponding period in 2001. Market share fell by 7 points to 29%. This was partly attributable to volume losses as a result of price increases, which improved average yields.

Railways

The Channel Tunnel is also used by Eurostar for high-speed passenger-only services on London/Paris and London/Brussels, and by EWS and SNCF for international rail freight services.

	2002	2001	% change 2002/2001
Eurostar	3,217,812 passengers*	3,402,502 passengers*	- 5%
Rail freight	707,572 tonnes	1,374,718 tonnes	- 49 %

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille.

The number of passengers carried through the Tunnel by Eurostar in the first half of 2002 fell by 5% compared with the corresponding period in 2001. Rail freight tonnage carried through the Tunnel fell by 49%. Rail freight services were severely disrupted by asylum seekers at the rail freight yard in Frethun, owned and operated by SNCF. The fall in Eurostar passengers and rail freight tonnage through the Channel Tunnel had no impact on Eurotunnel's revenues due to the Minimum Usage Charge arrangements, which continue until 2006.

Financial operations

Debt buyback and refinancing

On 12 July, Eurotunnel announced the completion of the debt buyback and refinancing proposals launched in March resulting in a £446 million net debt reduction, and an exceptional profit of £442 million to be recorded in the second half of 2002. Interest charges have been reduced, debt repayments have been extended to better match Eurotunnel's remaining 84-year Concession, and exposure to variable interest rates has been reduced.

Equity Note Early Redemption Offer

The Equity Note Early Redemption Offer announced in March has been successfully completed with 60% of the Notes being tendered. As a result, Eurotunnel's interest charges will be reduced by £16 million in 2002 and £17 million in 2003. At the end of 2003, the remaining £252 million of Equity Notes will convert to Eurotunnel units.

Impact on interest charges

As a result of the successful completion of both these transactions, Eurotunnel's interest charges will be reduced by a total of £35 million in 2002, £20 million in 2003 and an estimated £30 million per annum from 2006 onwards.

END

Note to editors:

1. Financial analysis attached.

2. A conference call for wire service and online journalists will be held at 7.30 a.m. UK time today. Dial-in tel: 020 8288 4700 and quote 'Eurotunnel'.

Enquiries:

Eurotunnel	*Contact*	*Telephone*
Media	Alison Bourgeois	00 331 43 18 62 07
	Kevin Charles	01303 288728
	Press Office	01303 288737
Analysts & Investors	Sarah Dorso	00 333 21 00 64 79
	Valéry Amouroux	01303 288637
Citigate Dewe Rogerson	Anthony Carlisle	020 7638 9571
	Sue Pemberton	020 7638 9571

News Release No. 815

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.

- **Shuttle services revenues for the first half of 2002 at £159 million were 7% above the first half of 2001 at constant exchange rates, and operating profit increased by 3% to £92 million for the first half of 2002. Interest cover was 101% before capital expenditure and 89% after capital expenditure for the first half of the year.**

In order to assist the comparison between 2002 and 2001 in this analysis, the operating results for the first half of 2001 have been restated at the exchange rate used for the preparation of the results to 30 June 2002 (£1=€1.582) as set out in the tables.

Total turnover (£ million) Exchange rate €/£	2002 Actual 1.582	2001 Restated 1.582	% change 2002/2001	2001 Reported 1.637
Shuttle services	159	148	+7%	146
Railways	108	107	+1%	105
Transport activities	**267**	**255**	+4%	**251**
Non-transport activities	12	15	-17%	14
Operating revenue	**279**	**270**	+3%	**265**
Other income	7	9		9
Total turnover	**286**	**279**	+2%	**274**

Turnover

Shuttle services revenue increased by 7% over the first half of 2001 to £159 million reflecting higher volumes in the truck business and higher average yields in both the truck and passenger businesses. Railways revenue increased by 1% to £108 million and continues to be mainly payments guaranteed by the Minimum Usage Charge under the Railways Usage Contract. The core transport business contributed 96% of operating revenues. Most of the remaining 4% of operating revenues came from a variety of non-transport activities, including retail, land development and telecoms. Total turnover for the first half of the year was £286 million, an increase of 2% compared to 2001 (£279 million).

Operating result (£ million) Exchange rate €/£	2002 Actual 1.582	2001 Restated 1.582	% change 2002/2001	2001 Reported 1.637
Total turnover	**286**	**279**	+2%	**274**
Operating costs	(125)	(123)	+1%	(120)
Operating margin	**161**	**156**	+3%	**154**
Depreciation and provisions	(69)	(67)		(67)
Operating profit	**92**	**89**	+3%	**87**

Operating result

Operating costs for the first half of the year increased by 1% to £125 million due to higher levels of security costs incurred than in the first half of 2001 to protect the French terminal from intrusions by asylum seekers, and increased insurance premiums.

Operating margin increased by 3% to £161 million for the period. Depreciation and provisions have increased slightly, resulting in an operating profit of £92 million, 3% above 2001.

Net results (In £ million) Exchange rate €/£	2002 Actual 1.582	2001 Reported 1.637
Operating profit	**92**	**87**
Interest	(168)	(166)
Underlying loss	**(76)**	**(79)**
Exchange (losses) / gains	(24)	12
Exceptional profit	6	6
Net loss	**(94)**	**(61)**

Net results

The Group's net interest charge of £168 million for the first six months of 2002 increased by £2 million compared to the first half of 2001 principally due to an unfavourable exchange rate comparison. This interest charge does not include any reduction from the financial operations completed in July.

The underlying loss of £76 million represents an improvement of £3 million compared to the same period in 2001.

The net loss of £94 million for the first half of the year was higher than the loss of £61 million in 2001 due to exchange losses in the period of £24 million compared to £12 million of exchange gains in 2001. Exchange gains and losses result principally from the revaluation of current accounts between Group companies and have no cash effect.

Cash flow and interest cover

Cash flow from operating activities was £171 million for the first half of 2002, an increase of £17 million compared to 2001. Capital expenditure fell from £33 million in the first half of 2001, to £20 million for the same period in 2002, as the investment programme to increase Eurotunnel's truck shuttle capacity nears completion. Net cash flow from operating activities after capital expenditure increased strongly from £121 million in the first half of 2001 to £151 million in the first half of 2002 reflecting the lower capital expenditure.

Interest cover was 101% before capital expenditure (up 8 points compared to the first half of 2001) and 89% after capital expenditure (up 15 points).

Eurotunnel reduces debt by £446m and cuts annual interest charges

On 12 July 2002 Eurotunnel announced the successful completion of the debt buyback and refinancing proposals and the Equity Note exchange offer launched in March. As a result, Eurotunnel's debt has been reduced by £446m. An exceptional profit of £442m will be reported in the second half of 2002, and interest charges will be reduced by £35m in the current year, by £20m in 2003, and by an estimated £30m per year from 2006 onwards.* As these operations were not completed until after 30 June, they are not reflected in the Combined Accounts for the six months to 30 June 2002.

Background

The principal objective of these transactions was to buy back existing debt at a significant discount to its face value, financed by the proceeds of a new long term financing. The transactions aimed to:

- reduce debt by more than £400m,
- reduce annual interest charges,
- extend the maturity profile of Eurotunnel's Senior Debt and part of its Junior Debt,
- increase the proportion of Eurotunnel's debt service cost which is fixed or capped.

The Equity Note tender offer aimed to reduce interest charges in 2002 and 2003.

Outcome

Following the successful completion of an issue of £740m of bonds repayable from 2026-2028 with fixed interest rates of between 5.78% and 8.15%, Eurotunnel has:

- repurchased £839m of subordinated debt at a weighted average price of 43%, resulting in a net debt reduction of £443m, and
- refinanced £343m of its Junior Debt which was due to be repaid between 2007 and 2012 with new debt repayable in 2026 and 2028, and extended the maturity of £232m equivalent of Senior Debt by seven years to 2009-2012.

The take up of the Equity Note tender offer was 60% of the £635m of Notes outstanding, resulting in a reduction in Eurotunnel's interest charges of £16m in 2002 and £17m in 2003. The acquisition of deferred interest will result in a debt reduction of £3m.

A reduction of £35m in Eurotunnel's interest charges in 2002 will arise principally from a £16m reduction in Equity Note interest (from 26 January 2002) and a net saving of £19m arising from the difference between the interest payable on (i) the Tier 1A Junior Debt and (ii) the interest payable on the debt repurchased. A portion of the £19m net saving arising from the forgiveness of interest on the Resettable Advances from 28 January 2002 is non-recurring.

Combined with the reduction in interest charges, the extension of debt repayments significantly reduces Eurotunnel's debt service over the next decade. No debt is now repayable before 2006. The transaction has also resulted in the replacement of £1,185m variable rate debt with £740m of debt at fixed rates until 2026-2028, substantially reducing Eurotunnel's exposure to variable interest rates. As a result, over 80% of Eurotunnel's debt is either capped or fixed until 2009.

These transactions are the latest in a series undertaken since 1999, which has resulted in a cumulative debt reduction of more than £900 million.

As these operations were not completed until after 30 June, they are not reflected in the Combined Accounts for the six months to 30 June 2002. However, had these operations been completed before 30 June 2002, the effect on the Balance Sheet would have been as follows:

Balance Sheet (£000 at exchange rate of £1=€1.539)	Combined Balance Sheet at 30 June 2002	PROFORMA BALANCE SHEET (UNAUDITED) Adjustments arising from Equity Note Exchange Offer	Adjustments arising from Debt Buyback	Proforma Balance Sheet at 30 June 2002
ASSETS	9,405,558	(3,828)	3,348	9,405,078
SHAREHOLDERS' FUNDS AND LIABILITIES				
Issued share capital & share premium account	2,007,737	383,129		2,390,866
Other reserve	3,483			3,483
Profit & loss and exchange adjustment reserve	(373,193)	6,790	461,460	95,057
Total shareholders' funds	1,638,027	389,919	461,460	2,489,406
Provisions	77,618			77,618
Equity Notes	635,499	(383,129)		252,370
Participating Loan Notes	838,658			838,658
Total Loan Notes	1,474,157	(383,129)	0	1,091,028
EDL, Senior and 4th Tranche Debt	359,627			359,627
Tier 1A Debt	0		740,000	740,000
Junior Debt	3,470,711		(343,055)	3,127,656
Resettable Advances	1,154,080		(599,148)	554,932
Stabilisation Advances & Deferred interest	723,548	(3,230)	(240,258)	480,060
Total Loans	5,707,966	(3,230)	(442,461)	5,262,275
Accrued interest	145,052	(7,388)	(15,651)	122,013
Other liabilities	330,597			330,597
Total creditors	7,657,772	(393,747)	(458,112)	6,805,913
Deferred income	32,141			32,141
Total shareholders' funds and liabilities	9,405,558	(3,828)	3,348	9,405,078

i. The Combined Balance Sheet at 30 June 2002 above is extracted from the Group Combined Accounts for that period.
ii. With the exception of those detailed in the above table, no other adjustments have been made for other transactions made since 30 June 2002.
iii. The "other liabilities" in the table above is made up of overdrafts, other financial creditors and other creditors.

In £ billion **CAPITAL STRUCTURE POST-TRANSACTION**


PROFORMA
BEFORE: AT 30 JUNE 2002
AFTER: AT 30 JUNE 2002
Senior & 4th Tranche Debt 0.4
Junior Debt 3.5
Resettable Advances 1.1
Stabilisation Facility 0.7
Participating Loan Notes 0.8
Shareholders Funds 1.7
Equity Notes 0.6
-0.2
-0.2
+0.4
Senior & 4th Tranche Debt 0.4
Tier 1A 0.7
Junior Debt 3.1
Resettable Advances 0.6
Stabilisation Facility 0.5
Participating Loan Notes 0.8
Shareholders Funds 2.5
Equity Notes 0.2
CORE DEBT 4.8
BUFFER ZONE 1.3
EQUITY& EQUITY NOTES 2.7

Total 8.8 **Total 8.8**

* All figures are based on an exchange rate of £1 = €1.539. Future reported figures will depend on exchange rates for the relevant period.